December 8, 1997


Mr. William F. Hackett
34 Wilshire Drive
Belle mead, NJ  08502

Dear Bill:

It is a pleasure to extend to you an offer to join Base Ten Systems, Inc. as Senior Vice President, Finance and Administration effective December 10, 1997. As you know, Base Ten is in the process of completing a strategic shift from weapons control systems for the defense industry to manufacturing execution systems (MES) software for regulated industries, especially pharmaceutical manufacturers. Your recent experience with Bloomberg Financial Markets and your many years of financial, marketing, planning and general management experience lead us to believe that you will be quite successful in your new role and responsibilities.

Your initial compensation will be as follows:

1. Base Salary - Your base salary will be at the annual rate of $160,000 earned and paid bi-weekly, in accordance with Base Ten's normal pay policy. You will be eligible for a salary review in July 1998 and for an annual salary review thereafter. Salary action will be based on merit and performance.

2. Bonus - You will be eligible for a bonus equaling up to 40% of your base salary. The amount of your bonus will be determined by management based on your meeting agreed upon performance targets and on the overall performance of the Company. This bonus will be paid within 120 days after the end of each fiscal year.

3. Stock Option - We will make best efforts to secure the needed approvals of the shareholders and of the Board of Directors to authorize additional shares of Base Ten Class A Common Stock for option purposes and to grant you an option to purchase 50,000 shares from this proposed authorization. Your purchase price per share under this option grant would be at the NASDAQ closing price on the day that your option is granted. Assuming it is granted, this option will vest 20,000 shares immediately and 10,000 shares on each of the first three anniversaries from the date of the grant. You will be eligible from time to time for future grants at the discretion of the Board of Directors.

4. Severance Protection - In accordance with Base Ten policy you can be separated from the Company at any time for either cause or convenience. Should your employment be terminated by the Company for convenience you will receive salary continuation, including benefits, for a period of six months. Should your employment be terminated by the Company for cause there will be no severance pay.

5. Benefits - You will be entitled to the standard package of Base Ten benefits offered to U. S. exempt employees including eight paid holidays and three weeks vacation.

This offer is contingent upon the fact that there is nothing outstanding, including any restrictive nondisclosure/noncompetition agreements with or any obligations to any parties which would prohibit your ability to function in full as Senior Vice President, Finance and Administration and, upon board approval, as an officer of the Company.

The terms of this letter of offer are governed by the laws of the State of New Jersey and shall be subject to periodic review. Employment with the Company is as defined and governed by Company policies and procedures.

Please confirm your acceptance to this offer by signing both this and the enclosed Agreement with Respect to Inventions, Disclosures and Competition. Originals should be returned to the attention of Jo Ann Fechter, Personnel Manager. You may retain the copies for your files.

At Base Ten, Bill, we are exceptionally excited about our growth prospects. We hope that you choose to accept our offer and look forward to your joining us early in December.

Sincerely,

RICHARD J. FARRELLY
----------------------------
Richard J. Farrelly
Sr. Vice President, Planning and Human Resources

cc:        T. E. Gardner
           Board of Directors


ACCEPTED:

WILLIAM F. HACKETT
---------------------------
William F. Hackett

December 10, 1997